Exhibit 1

         The name of the Reporting Person is ComVest Capital LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest Capital Management LLC, a Delaware limited liability company ("Management"), the managing member of which is ComVest Group Holdings, LLC, a Delaware limited liability company ("CGH"). Michael Falk ("Falk") is the Chairman and principal member of CGH. Falk is a citizen of the United States of America.

         On May 23, 2006 in connection with a lending facility, ComVest was issued a promissory note by the Issuer in the principal amount of $4,500,000 which is convertible into 1,500,000 shares of the Issuer's common stock. In addition ComVest was issued warrants for the purchase of 330,000 shares of common stock at an exercise price of $2.75 per share.